Exhibit 3.2

AMENDMENT TO THE AMENDED AND RESTATED BY-LAWS OF LADRX CORPORATION

Pursuant to Article Eighth of the Restated Certificate of Incorporation of LadRx Corporation, a Delaware corporation (the “Company”), and Section 109 of the General Corporation Law of the State of Delaware, on the date hereof, (i) Article III, Section 3, and (ii) Article III Section 5 of the Amended and Restated By-laws of the Company (as amended heretofore, the “By-laws”), are hereby amended as follows:

3. ELECTION, TERM OF OFFICE AND VACANCIES. Prior to the 2026 Annual Meeting of Stockholders, the directors shall be divided into three classes, designated as Classes I, II and III, with each class consisting as nearly as possible of one-third (1/3) of the total number of directors. Commencing with the election of directors at the 2024 annual meeting of stockholders, the director in Class I will be up for election for a one-year term ending at the 2025 annual meeting of stockholders. Commencing with the election of directors at the 2025 annual meeting of stockholders, the director in Class III will be up for election for a one-year term ending at the 2026 annual meeting of stockholders. Beginning with the 2026 annual meeting of stockholders, the Board of Directors shall no longer be classified and divided into classes. If the number of directors is changed prior to the 2026 annual meeting of stockholders, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equally as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that coincides with the remaining term of that class. The directors shall be elected at annual meetings of the stockholders, and each director elected shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. In the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or for the removal of one or more directors and for the filling of any vacancy in that connection, any vacancy in the Board resulting from a newly created directorship or from the death, resignation or removal of a director may be filled by the vote of a majority of the directors then in office, although less than a quorum, or by the sole remaining director. A director selected to fill such vacancy shall serve until the end of the term of the position filled or until his or her successor is elected and qualified or his or her earlier death, resignation or removal.

5. REMOVAL OF DIRECTORS. Any or all of the directors may be removed from the Board in the manner provided in Section 141(k) of the DGCL.